 UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS
Reverse Share Split

On July 23, 2024, Evogene Ltd. (the “Company”) announced that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.02 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.2 per share (“ordinary shares”). The reverse share split is expected to be implemented after the Nasdaq Capital Market closes on July 24, 2024. The first date and time at which the ordinary shares will begin trading after implementation of the reverse split will be, (i) on the Nasdaq Capital Market, at the open of the market on July 25, 2024, and (ii) on the Tel Aviv Stock Exchange, at the open of the market on July 28, 2024.

Following the implementation of the reverse split, the Company’s authorized share capital will be comprised of 15 million ordinary shares, of which approximately 5,079,000 ordinary shares will be issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share shall be entitled to receive one consolidated share. No cash will be paid with respect to any fractional shares.

The number of ordinary shares available for issuance under the Company’s equity incentive plans will be adjusted by the same 1-for-10 ratio. In addition, a proportionate, upwards adjustment to the per share exercise price, and a corresponding decrease to the number of ordinary shares issuable upon exercise, will be made to all outstanding options entitling the holders to purchase ordinary shares. A proportionate downwards adjustment will be made to the number of ordinary shares issuable upon settlement of outstanding Restricted Share Units.

Press Release

On July 23, 2024, the Company issued a press release titled “Evogene Announces Expected Implementation of 1-for-10 Reverse Share Split,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K, including its exhibit, are incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

EXHIBIT INDEX
Exhibit No.
99.1	Press release issued by Evogene Ltd. dated July 23, 2024, titled “Evogene Announces Expected Implementation of 1-for-10 Reverse Share Split.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer